Exhibit 12

TUCSON ELECTRIC POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Twelve Months Ended
	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2016	2016	2015	2014	2013	2012	2011
Net Income	$111,447	$123,447	$127,794	$102,338	$101,342	$65,470	$85,334
Add:
Income Tax Expense	49,985	60,917	71,719	57,911	47,986	39,109	52,000
Interest Expense, Net (1)	48,131	63,925	63,555	68,555	80,793	91,295	93,786
Estimated Interest Portion of Rental Expense (2)	1,255	1,387	1,711	1,691	842	611	795
Total Earnings before Taxes and Fixed Charges	$210,818	$249,676	$264,779	$230,495	$230,963	$196,485	$231,915
Fixed Charges:
Interest Expense (before deducting capitalized interest) (3)	$49,428	$65,977	$69,179	$88,340	$85,591	$93,077	$95,859
Estimated Interest Portion of Rental Expense	1,255	1,387	1,711	1,691	842	611	795
Total Fixed Charges	$50,683	$67,364	$70,890	$90,031	$86,433	$93,688	$96,654
Ratio of Earnings to Fixed Charges	4.16	3.71	3.74	2.56	2.67	2.10	2.40

(1)	Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.